Amendment to Sub-Investment Management Contract
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Whereas, John Hancock Advisers, LLC (the "Adviser") is the investment adviser to
John Hancock Growth Trends Fund (the "Fund") a series of John Hancock Equity Trust;

Whereas Fund Asset Management, L.P. doing business as Mercury Advisors (the "Sub-Adviser") has been appointed by the Adviser as a sub-adviser to the Fund; and

Whereas, the Fund, the Adviser and the Sub-Adviser wish to rely upon Rule 17a-10 under the Investment Company Act of 1940, as amended.

Now, therefore, the Adviser and Sub-Adviser agree to amend the Sub-Investment Management Contract, dated August 28, 2000 (the "Agreement"), as follows (such amendment not requiring shareholder approval as provided in Investment Company Act Release No. 25888):

Section 1. The section of the Agreement under the heading Avoidance of Inconsistent Position is amended by adding the following to the end of such section "The Sub-Adviser shall not consult with the sub-adviser (or any of its affiliates) to any other investment company or series thereof managed by the Adviser or any of its affiliates concerning any transaction by the Fund in any securities or other assets. To the extent that the Adviser appoints more than one sub-adviser to the Fund, the Sub-Adviser shall only be responsible for providing advice with respect to the portion of the Fund allocated to the Sub-Adviser by the Adviser."

Section 2. Governing Law. This Amendment shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts.

Section 3. Miscellaneous. The captions in this Amendment are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The name John Hancock Equity Trust is the designation of the Trustees under the Amended and Restated Declaration of Trust dated June 8, 1999, as amended from time to time. The Declaration of Trust has been filed with the Secretary of The Commonwealth of Massachusetts. The obligations of the Trust and the Fund are not personally binding upon, nor shall resort be had to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund's property shall be bound. The Trust or the Fund shall not be liable for the obligations of any other series of the Trust.

         In witness whereof, the Fund, the Adviser and the Sub-Adviser have executed this Amendment as of the 20th day of May, 2003.

JOHN HANCOCK EQUITY TRUST
On behalf of John Hancock Growth Trends Fund





By:  /s/Susan S. Newton
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JOHN HANCOCK ADVISERS, LLC            FUND ASSET MANAGEMENT, L.P.,
d/b/a MERCURY ADVISORS





By: /s/Susan S. Newton                By: /s/David J Dart
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Corpsec/agrment/amendment to subadviser agreement 5-03